SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                   ____________________________________________________

                                       SCHEDULE 13D

                                    (Amendment No. 12)

                         Under the Securities Exchange Act of 1934


                             SPELLING ENTERTAINMENT GROUP INC.
                                     (Name of Issuer)

                          Common Stock, Par Value $.10 Per Share
                              (Title of Class of Securities)

                                        847807 10 4
                                      (CUSIP Number)


                                 Philippe P. Dauman, Esq.
                                        Viacom Inc.
                                      1515 Broadway
                                 New York, New York 10036
                                 Telephone: (212) 258-6000
                          (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices and
                                      Communications)


                                         Copy to:

                                   Stephen R. Volk, Esq.
                                    Shearman & Sterling
                                   599 Lexington Avenue
                                    New York, NY 10022
                                Telephone:  (212) 848-4000


                                    November 11, 1994
                  (Date of Event which Requires Filing of this Statement)


                         ========================================

               If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
               Check the following box if a fee is being paid with this statement / /.







                                 Page 1 of ___ Pages

                        CUSIP No. 847807 10 4

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                        SEGI HOLDING CO.
                                --------------------------------------------------------------------------------
                                        I.R.S. Identification No. 65-0418084
                                --------------------------------------------------------------------------------

                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------
                        (3)     SEC Use Only
                                             ---------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                    -----------------------------------------------------

                        -       ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         --------------------------------------------------------------
                        Shares
                                    ------------------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power        69,010,580
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                           Each     (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power      69,010,580
                                                                   -----------------------------------------------------
                            With
                        ------------    --------------------------------------------------------------------------------

                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             69,010,580
                                    ------------------------------------------------------------------------------------
                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ----

                                ----------------------------------------------------------------------------------------


                        (13)    Percent of Class Represented by Amount in Row (11)
                                     79.23% (includes shares subject to currently exercisable warrants)
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 2 of ___ Pages

                        CUSIP No. 847807 10 4

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                    BLOCKBUSTER PICTURES HOLDING CORPORATION
                                ------------------------------------------------------------------------------
                                    I.R.S. Identification No. 65-0418087
                                ------------------------------------------------------------------------------

                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------------
                        (3)     SEC Use Only
                                            ----------------------------------------------------------------------------

                        ------------------------------------------------------------------------------------------------

                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                     ---------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         ---------------------------------------------------------------
                          Shares
                                        --------------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power        69,010,580
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                           Each     (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power         69,010,580
                                                                   -----------------------------------------------------
                            With
                        ------------    --------------------------------------------------------------------------------

                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                        69,010,580
                                ----------------------------------------------------------------------------------------
                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ----

                                ----------------------------------------------------------------------------------------


                        (13)    Percent of Class Represented by Amount in Row (11)
                                    79.23% (includes shares subject to currently exercisable warrants)
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------




                                                           Page 3 of ___ Pages

                        CUSIP No. 847807 10 4

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                    VIACOM INC.
                                ----------------------------------------------------------------------------------------
                                    I.R.S. Identification No. 04-2949533
                                ----------------------------------------------------------------------------------------

                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------
                        (3)     SEC Use Only
                                            ----------------------------------------------------------------------------

                        ------------------------------------------------------------------------------------------------

                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                     ----------------------------------------------------

                        ------------------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         ---------------------------------------------------------------
                          Shares
                                        --------------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power     69,010,580
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                           Each     (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power       69,010,580
                                                                   -----------------------------------------------------
                            With
                        ----------      --------------------------------------------------------------------------------
                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             69,010,580
                                    ------------------------------------------------------------------------------------

                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ---

                                ----------------------------------------------------------------------------------------


                        (13)    Percent of Class Represented by Amount in Row (11)
                                    79.23% (includes shares subject to currently exercisable warrants)
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 4 of ___ Pages

                        CUSIP No.947807 10 4

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                               SUMNER M. REDSTONE
                                ----------------------------------------------------------------------------------------
                                               S.S. No.
                                ----------------------------------------------------------------------------------------

                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                                (a)
                                    ------------------------------------------------------------------------------------
                                (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------

                        (3)     SEC Use Only
                                            ----------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization   United States
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                          --------------------------------------------------------------
                          Shares
                                             ---------------------------------------------------------------------------
                        Beneficially  (8)    Shared Voting Power          69,010,580
                                                                 -------------------------------------------------------
                        Owned by
                                        --------------------------------------------------------------------------------
                          Each          (9)  Sole Dispositive Power
                                                                   -----------------------------------------------------
                         Reporting
                                        --------------------------------------------------------------------------------
                         Person      (10)  Shared Dispositive Power       69,010,580
                                                                   -----------------------------------------------------
                           With
                        -------               --------------------------------------------------------------------------

                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            ----------------------------
                                   69,010,580
                                ----------------------------------------------------------------------------------------
                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                ----------------------------------------------------------------------------------------

                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                  --------------------------------------
                                    79.23% (includes shares subject to currently exercisable warrants)
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)             IN
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------




                                                           Page 5 of ___ Pages

                       This Amendment No. 12 amends the Statement on
               Schedule 13D filed with the Securities and Exchange
               Commission on September 29, 1994 by Sumner M. Redstone,
               Viacom Inc. ("Viacom"), Blockbuster Pictures Holding Corporation ("Holdings") and SEGI Holding Co. ("SEGI"), as amended (the "Statement"). This Amendment No. 12 is filed with respect to the shares of common stock, par value $.10 per share (the "Common Stock"), of Spelling Entertainment Group Inc. (the "Issuer"), a Florida corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

               Item 2. Identity and Background

                   Item 2 is hereby amended and supplemented to reflect changes in the directors and executive officers of Viacom Inc. ("Viacom") as set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

                   (i)   name;
                   (ii) business address (or residence address where indicated); and
                   (iii) present principal occupation or employment and the
                         name, principal business and address of any corporation or other organization in which such employment is conducted.

                   All of the directors and executive officers of Viacom are
               citizens of the United States.

                   During the last five years, neither Viacom nor any person
               named in Schedule I attached hereto (including Mr. Redstone) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 4. Purpose of the Transaction

                   Item 4 is hereby amended and supplemented as follows:

                   On November 11, 1994, Issuer increased the size of its Board of Directors (the "Issuer Board") by two directors by electing Sumner M. Redstone, Frank J. Biondi, Jr., Philippe P. Dauman and
               J. Brian McGrath, and accepting the resignations of John T. Lawrence III and Alfred W. Martinelli

                   The addition of Messrs. Redstone, Biondi and Dauman, all of whom are directors of Viacom, to the Issuer Board, whose members include Chairman H. Wayne Huizenga and Steven R. Berrard, who are also Viacom directors, constitutes a majority of the Issuer Board being affiliated with Viacom.


                                 Page 6 of ___ Pages

               Item 7.   Material to Be Filed as Exhibits.
                         --------------------------------


               99.1 Press release issued by Spelling Entertainment
                    Group Inc. on November 14, 1994.







                                 Page 7 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



               November 14, 1994                   SEGI HOLDING CO.



                                             By     /s/ Thomas W. Hawkins
                                               ----------------------------
                                             Name:  Thomas W. Hawkins
                                             Title: Sr. Vice President,
                                                    General Counsel and
                                                    Secretary









                                 Page 8 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



               November 14, 1994             BLOCKBUSTER PICTURES
                                             HOLDING CORPORATION



                                             By     /s/ Thomas W. Hawkins
                                               ----------------------------
                                             Name:  Thomas W. Hawkins
                                             Title: Sr. Vice President,
                                                    General Counsel and
                                                    Secretary






                                 Page 9 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



               November 14, 1994             VIACOM INC.



                                             By   /s/ Philippe P. Dauman
                                               ----------------------------
                                             Name:  Philippe P. Dauman
                                             Title:    Executive Vice
                                                       President, General
                                                       Counsel, Chief
                                                       Administrative
                                                       Officer and
                                                       Secretary






                                 Page 10 of ___ Pages

               Signature


                         After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



               November 14, 1994
                                                          *
                                        ---------------------------------
                                        Sumner M. Redstone, Individually


               *By /s/ Philippe P. Dauman
                   -----------------------------------------------
                  Philippe P. Dauman
                  Attorney-in-Fact
                  under the Limited Power of
                  Attorney filed as Exhibit 99.2
                  to the Statement, Amendment No. 11.









                                 Page 11 of ___ Pages

                                                                   Schedule I
                                                               Executive Officers


                                                                                                           Name and Address
                                                                                                          of Corporation or
                                                          Business or          Principal Occupation     Other Organization in
                                   Name                Residence Address           or Employment            Which Employed
                                   ----                -----------------           -------------            --------------
                          Sumner M. Redstone*       Viacom Inc.               Chairman of the Board     National Amusements,
                                                    200 Elm Street            of Viacom; Chairman of    Inc.
                                                    Dedham, MA  02026         the Board and             Viacom Inc.
                                                                              President, Chief          200 Elm Street
                                                                              Executive Officer of      Dedham, MA  02026
                                                                              NAI

                          Frank J. Biondi, Jr.*     Viacom International      President, Chief          Viacom International
                                                    Inc.                      Executive Officer of      Inc.
                                                    1515 Broadway             Viacom                    1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Vaughn A. Clarke          Viacom International      Sr. VP, Treasurer of      Viacom International
                                                    Inc.                      Viacom                    Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Philippe P. Dauman*       Viacom International      Executive VP, General     Viacom International
                                                    Inc.                      Counsel, Chief            Inc.
                                                    1515 Broadway             Administrative Officer    1515 Broadway
                                                    New York, NY  10036       and Secretary of Viacom   New York, NY  10036

                          Thomas E. Dooley          Viacom International      Executive VP, Finance,    Viacom International
                                                    Inc.                      Corporate Development     Inc.
                                                    1515 Broadway             and Communications of     1515 Broadway
                                                    New York, NY  10036       Viacom                    New York, NY  10036


                          Carl Folta                Viacom International      Sr. VP, Corporate         Viacom International
                                                    Inc.                      Relations of Viacom       Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Michael D. Fricklas       Viacom International      Sr. VP, Deputy General    Viacom International
                                                    Inc.                      Counsel of Viacom         Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Rudolph L. Hertlein       Viacom International      Sr. VP of Viacom          Viacom International
                                                    Inc.                                                Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Edward D. Horowitz        Viacom International      Sr. VP, Technology of     Viacom International
                                                    Inc.                      Viacom; Chairman, Chief   Inc.
                                                    1515 Broadway             Executive Officer of      1515 Broadway
                                                    New York, NY  10036       New Media and             New York, NY  10036
                                                                              Interactive Television

                          ____________________
                          *Director

                                                                                                           Name and Address
                                                                                                          of Corporation or
                                                          Business or          Principal Occupation     Other Organization in
                                   Name                Residence Address           or Employment            Which Employed
                                   ----                -----------------           -------------            --------------
                          Kevin C. Lavan            Viacom International      Sr. VP, Controller and    Viacom International
                                                    Inc.                      Chief Accounting          Inc.
                                                    1515 Broadway             Officer of Viacom         1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                          Henry Leingang            Viacom International      Sr. VP, Chief             Viacom International
                                                    Inc.                      Information Officer of    Inc.
                                                    1515 Broadway             Viacom                    1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                          William A. Roskin         Viacom International      Sr. VP, Human Resources   Viacom International
                                                    Inc.                      and Administration of     Inc.
                                                    1515 Broadway             Viacom                    1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036

                          George S. Smith, Jr.      Viacom International      Sr. VP, Chief Financial   Viacom International
                                                    Inc.                      Officer of Viacom         Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                          Mark M. Weinstein         Viacom International      Sr. VP, Government        Viacom International
                                                    Inc.                      Affairs of Viacom         Inc.
                                                    1515 Broadway                                       1515 Broadway
                                                    New York, NY  10036                                 New York, NY  10036


                                                                        Directors



                           Steven R. Berrard        Blockbuster               President and Chief       Blockbuster
                                                    Entertainment             Executive Officer of      Entertainment
                                                    Group                     the Blockbuster           Group
                                                    One Blockbuster Plaza     Entertainment Group       One Blockbuster Plaza
                                                    Fort Lauderdale, FL                                 Fort Lauderdale, FL
                                                    33301                                               33301


                          William C. Ferguson       NYNEX Corporation         Chairman of the Board     NYNEX Corporation
                                                    335 Madison Avenue        and Chief Executive       335 Madison Avenue
                                                    New York, NY  10017       Officer of NYNEX          New York, NY  10017

                          H. Wayne Huizenga         Blockbuster               Vice Chairman of the      Blockbuster
                                                    Entertainment             Board of Viacom;          Entertainment
                                                    Group                     Chairman of the Board     Group
                                                    One Blockbuster Plaza     of Huizenga Holdings,     One Blockbuster Plaza
                                                    Fort Lauderdale, FL       Inc.; Chairman of the     Fort Lauderdale, FL
                                                    33301                     Board of the Issuer       33301


                           George D. Johnson, Jr.   Blockbuster               President -- Domestic     Blockbuster
                                                    Entertainment             Consumer Division of      Entertainment
                                                    Group                     the Blockbuster           Group
                                                    One Blockbuster Plaza     Entertainment Group       One Blockbuster Plaza
                                                    Fort Lauderdale, FL                                 Fort Lauderdale, FL
                                                    33301                                               33301



                          Ken Miller                CS First Boston           Vice Chairman of CS       CS First Boston
                                                    Park Avenue Plaza         First Boston              Park Avenue Plaza
                                                    55 East 52nd Street                                 55 East 52nd Street
                                                    New York, NY 10055                                  New York, NY 10055

                          -------------------

                                                                                                           Name and Address
                                                                                                          of Corporation or
                                                          Business or          Principal Occupation     Other Organization in
                                   Name                Residence Address           or Employment            Which Employed
                                   ----                -----------------           -------------            --------------
                          Brent D. Redstone         31270 Eagle Crest Lane    Self-Employed
                                                    Evergreen, CO  80439
                                                    [Residence]


                          Shari Redstone            National Amusements,      Executive Vice            National Amusements,
                                                    Inc.                      President - National      Inc.
                                                    200 Elm Street            Amusements, Inc.          200 Elm Street
                                                    Dedham, MA  02026                                   Dedham, MA  02026


                          Frederic V. Salerno       NYNEX Corporation         Vice Chairman--Finance    NYNEX Corporation
                                                    335 Madison Avenue        and Business              335 Madison Avenue
                                                    New York, NY  10017       Development of NYNEX      New York, NY  10017

                          William Schwartz          Yeshiva University        VP for Academic Affairs   Yeshiva University
                                                    2495 Amsterdam Avenue     (chief academic           2495 Amsterdam Avenue
                                                    New York, NY  10033       officer) of Yeshiva       New York, NY  10033
                                                                              University

                              Exhibit Index


      Exhibit No.              Description                          Page No.
      ----------               -----------                          --------


          99.1                 Press release issued by
                               Spelling Entertainment Group Inc.
                               on November 14, 1994










                                 Page 12 of ___ Pages